Filed by BlackRock MuniHoldings California Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield California Quality Fund, Inc.

File No.: 333-260147

Date: January 19, 2022

BLACKROCK FUND MERGERS SHAREHOLDER APPROVAL REQUIRED PLEASE VOTE NOW BlackRock MuniYield California Fund, Inc. (MYC) BlackRock MuniYield California Quality Fund, Inc. (MCA) BlackRock MuniHoldings California Quality Fund, Inc. (MUC) TIME IS RUNNING SHORT You recently received proxy materials relating to the proposals to be voted on at the Joint Special Meeting which will be held in a virtual meeting format on February 4, 2022 at 11:00 a.m. (Eastern Time). You are receiving this REMINDER notice because you held shares in one or more of the Funds on the record date and we have not received your vote. The Board of Directors of each Fund believes that the proposals that the shareholders of its Fund are being asked to vote upon are in the best interests of its respective Fund and its shareholders and unanimously recommends that you vote “FOR” such proposals. If you have any questions concerning the proposals or would like to cast your vote with a live proxy voting specialist, please feel free to contact Georgeson LLC, toll free at 1-866-821-2614. Vote Online by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions Vote by Phone by calling the toll-free number on the enclosed proxy card or voting instruction form and following the simple instructions Vote by Mail by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting WWW.PROXY-DIRECT.COM/BLK-32392 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-866-821-2614.